EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Markel Corporation:

We consent to the use of our reports dated February 28, 2012 with respect to the consolidated balance sheets of Markel Corporation and subsidiaries (the Company) as of December 31, 2011 and 2010, and the related consolidated statements of income and comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2011, and the effectiveness of internal control over financial reporting as of December 31, 2011, incorporated by reference herein.

The Company adopted Financial Accounting Standards Board Accounting Standards Codification 320-10-65 related to the recognition and presentation of other-than-temporary impairment of investments on April 1, 2009.

/s/ KPMG LLP

Richmond, Virginia
May 15, 2012